21004852

SECURITIE
V

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SEC Mail Processing Section
SEP 27 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/1/2020 (MM/DD/YY) AND ENDING 07/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Georgetown Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Diagonal Road, Suite 200
(No. and Street)

Alexandria	Virginia	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Mann 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities Inc., as of July 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Securities accounts of principal officers and directors are classified as customers.

Signature

President

Title

Notary Public

NAM HUNG TRAN
Notary Public
Commonwealth of Virginia
Registration No. 7788093
My Commission Expires May 31, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST GEORGETOWN SECURITIES, INC.

Financial Statements

For the Fifty-Two Week Period Ended

July 30, 2021

SEC ID 8 – 18390
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

FIRST GEORGETOWN SECURITIES, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
First Georgetown Securities, Inc.
Alexandria, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Georgetown Securities, Inc. (the "Company") as of July 30, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the fifty-two week period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 30, 2021, and the results of its operations and its cash flows for the fifty-two week period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2013.

September 21, 2021
Glen Allen, Virginia

FIRST GEORGETOWN SECURITIES, INC.

Statement of Financial Condition
July 30, 2021

Assets

Current assets:	
Cash and cash equivalents	$ 59,891
Accounts receivable	17,457
Employee advance receivable	573
Trading securities	333,110
Prepaid expenses and other current assets	4,320
Clearing deposit	50,000
Total current assets	465,351
Property and equipment - net	11,336
Right of use assets - net	132,240
Deferred income taxes	1,470
Total assets	$ 610,397

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	$ 20,139
Accrued payroll and commissions	15,185
Retirement plan contribution payable	98,261
Accrued vacation	2,048
Payroll taxes withheld and accrued	1,318
Income taxes payable	15,840
Deferred advisory fees	80,620
Total current liabilities	233,411
Long-term liabilities:	
Lease obligations	135,636
Deferred income taxes	3,061
Total long-term liabilities	138,697
Total liabilities	372,108
Stockholder's equity:	
Common Stock, $0.01 per value, 25,000 shares authorized, issued and outstanding	250
Additional paid-in capital	546,667
Accumulated deficit	(308,628)
Total stockholder's equity	238,289
Total liabilities and stockholder's equity	$ 610,397

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Statement of Operations
For the Fifty-Two Week Period Ended July 30, 2021

Revenue:	
Commissions	$ 465,825
Interest and dividend income	79.709
Advisory fees	458,536
Trading income	182,163
Total revenue	1,186,233
Operating expenses:	
Employee compensation and benefits	678,082
Floor brokerage and ticket charges	73,113
Other operating expenses	372,095
Taxes other than income	39,061
Communications	5,054
Total operating expenses	1,167,405
Income before income taxes	18,828
Income taxes	15,691
Net income	$ 3,137

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Fifty-Two Week Period Ended July 30, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, July 31, 2020	$ 250	$ 546,667	$ (311,765)	$ 235,152
Net income	-	-	3,137	3,137
Balance, July 30, 2021	$ 250	$ 546,667	$ (308,628)	$ 238,289

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Statement of Cash Flows
For the Fifty-Two Week Period Ended July 30, 2021

Cash flows from operating activities:	
Net income	$ 3,137
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,686
Non-cash lease expense	1,468
Deferred income taxes	(810)
Changes in operating assets and liabilities:	
Accounts receivable	3,989
Employee advance receivable	(459)
Trading securities	(29,840)
Prepaid expenses and other current assets	936
Accounts payable	629
Accrued payroll and commissions	7,220
Retirement plan contribution payable	10,181
Accrued vacation	438
Payroll taxes withheld and accrued	586
Deferred advisory fees	17,718
Income taxes payable	8,080
Net cash provided by operating activities	25,959
Cash flows from investing activities:	
Purchases of property and equipment	(3,519)
Net cash used in investing activities	(3,519)
Net increase in cash and cash equivalents	22,440
Cash and cash equivalents, beginning of period	37,451
Cash and cash equivalents, end of period	$ 59,891
Supplemental cash flow information:	
Cash paid for income taxes	$ 8,642
Cash paid for amounts included in the measurement of lease obligations	$ 123,718
Non- cash transactions:	
Right of use asset obtained in exchange for lease obligation	$ 69,212

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: First Georgetown Securities, Inc. (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts for the Company. The Company's fiscal year ends on the last Friday of July. The Company considers allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. An allowance of $63 was deemed sufficient as of July 30, 2021.

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable represents receivables due from the clearing broker, National Financial Services, LLC and mutual fund trail commissions. In June 2016 the FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard effective August 1, 2020 under the modified respective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

The Company uses the reserve method for determining the allowance for credit losses based on factors surrounding the credit risk of specific customers, historical trends, projection of trends and other information. Management has determined no allowance was necessary at July 30, 2021 or August 1, 2020.

Trading Securities: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company's financial instruments are recorded at fair value.

1. Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Revenue Recognition:
The Company accounts for revenue recognition under ASC Topic 606 .

Significant Judgments: Revenue from contracts with customers include commission income and fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

Commissions: The Company receives commissions from the sale of mutual funds and other financial products to customers. The Company earns trail commissions on certain mutual funds sold to customers for a specified period of time that customer retains the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until the contingency is resolved. Revenue from the sale of other financial products is recorded on the settlement date, which approximates the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. There were no contract receivables related to commissions as of July 30, 2021. There were $6,120 in contract receivables as of July 31, 2020.

Advisory Fees: The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received on a quarterly basis. and are recognized in the period for which the administrative, monitoring and identification services are provided. Fees billed in advance are deferred and recognized when earned. Deferred advisory fees of $80,620 included on the

1. **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition, Continued:

Advisory Fees, Continued:
statement of financial condition are contract liabilities as of July 30, 2021. Contract liabilities of $62,903 as of July 31, 2020 were recognized as revenue during fiscal year 2021.

Trading Income: The Company buys and sells securities on behalf of certain customers. Trades are run through the clearing firm and by direct trades by registered representatives. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing expenses are recorded on the settlement date, which approximates the trade date, because that is after the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. Contract receivables related to trading income were $17,457 as of July 30, 2021 and are included in accounts receivable on the statement of financial condition. Contract receivables related to trading income were $15,326 as of July 31, 2020

Interest and Other Income: Interest, dividends and other income are received throughout the year and are recognized in the period for which the services are provided.

Advertising Costs: The Company expenses advertising costs as they are incurred. Advertising expense was $2,471 for the period ended July 30, 2021.

Income Taxes: The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

1. Summary of Significant Accounting Policies, Continued

Recently Adopted Accounting Standards , Continued

Use of Estimates, Continued:
amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Accumulated Deficit: The deficit does not represent obligations of the Company.

The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of Topic 842 resulted in the recording of the right of use assets and corresponding liabilities on the Company's statement of financial condition.

Subsequent Events: Management has evaluated subsequent events through September 21, 2021 the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Fair Value Measurements:

The Company follows FASB guidance for measurement and disclosure of fair value which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value as follows:

Level 1 Unadjusted quoted prices that are available in active markets for the identical investments at the reporting date.

Level 2 Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3 Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for investments carried or disclosed at fair value:

Level 1 trading securities include money market accounts valued based on quoted prices associated with each asset.

Level 2 trading securities include money market accounts for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

2. **Fair Value Measurements, Continued:**

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Company's assets accounted at fair value on a recurring basis as of July 30, 2021:

	Assets at Fair Value as of July 30, 2021			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 333,024	$ 86	$ -	$ 333,110
Total assets at fair value	$ 333,024	$ 86	$ -	$ 333,110

3. **Property and Equipment:**

Property and equipment consisted of the following at July 30, 2021:

Furniture and fixtures	$ 44,790
Leasehold improvements	7,934
	52,724
Less: accumulated depreciation	(41,388)
Net property and equipment	$ 11,336

Depreciation expense was $2,686 for the period ended July 30, 2021.

4. **Right of Use Assets and Lease Obligation:**

The Company's lease portfolio consists of operating leases. One lease is for office space in Alexandria, Virginia expiring April 30 2022 and three leases for automobiles terminating in January, November, and December 2023. In accordance with FASB ASU 2016-02 right of use assets and lease obligations are recorded based on the present value of the future lease payments using a discount rate of 6%, the Company's estimated incremental borrowing rate. The weighted average remaining lease term is 14 months and average discount rate is 6%.

Right of Use Assets and Lease Obligation, Continued:

Future maturities of the operating lease obligations are as follows:

Year	Amount
2022	$102,600
2023	32,427
2024	7,124
Undiscounted lease payments	142,151
Less: discounted present value	(6,515)
	$ 135,636

Rent expense for the period ended July 30, 2021 was $97,575.

5. Income Taxes:

The provision for income taxes consists of the following:

Current federal income tax provision	$ 12,708
Current state income tax provision	3,793
Deferred federal income tax benefit	(630)
Deferred state income tax benefit	(180)
	$ 15,691

The difference between the effective tax rate and the federal statutory tax rate is primarily due to non-deductible expenses, including meals and entertainment, dues and penalties.

Deferred income tax assets as of July 30, 2021 are as follows:

Accrued vacation and deferred rent	$ 1,470

Deferred income tax liability as of July 30, 2021 is as follows:

Accumulated depreciation	$ 3,061

6. Retirement Plan:

The Company sponsors a Simplified Employee Pension Plan (the "Plan") that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the Plan are limited to 20% of employee's eligible compensation for the period ended December 31, 2020. The Company elected to make contributions of $98,430 for the period ended July 30, 2021.

7. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital of no more than 15:1. In addition, the Company must maintain a minimum net capital of $100,000. At July 30, 2021, the Company had net capital of $210,923, and the ratio of aggregate indebtedness to net capital was 1.12 to 1. Net capital in excess of minimum requirements was $110,923 as of July 30, 2021.

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

FIRST GEORGETOWN SECURITIES, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
July 30, 2021

Stockholder's equity:	
Stockholder's equity qualified for net capital	$ 238,289
Nonallowable assets and miscellaneous capital charges:	
Petty cash	300
Prepaid expenses and other current assets	4,320
Property and equipment – net	11,336
Accounts receivable and employee advance receivable	3,248
Deferred tax asset	1,470
	20,674
Net capital before capital charges on firm securities	217,615
Less – haircuts on firm securities positions	6,692
Net capital	$ 210,923
Amounts included in total liabilities which represent aggregate indebtedness	$ 236,807
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirements	$ 110,923
Ratio of aggregate indebtedness to net capital	1.12 to 1

There are no material differences between the computation of net capital presented above and the amount reported on the Company's unaudited Form X-17A-5, Part II-A filing as of July 30, 2021.

See Report of Independent Registered Public Accounting Firm

FIRST GEORGETOWN SECURITIES, INC.

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
July 30, 2021

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Keiter
Your Opportunity Advisors

EXEMPTION REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
First Georgetown Securities, Inc.
Alexandria, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Georgetown Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Georgetown Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) First Georgetown Securities, Inc. stated that First Georgetown Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Georgetown Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Georgetown Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

September 21, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632
www.keitercpa.com

First Georgetown Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Robert T. Mann, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm, First Georgetown Securities, Inc., is true and correct.

Robert T. Mann
President
September 21, 2021